SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            Dated September 12, 2005

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                      Tokyo Kaijo Nichido Building Shinkan,
                            2-1, Marunouchi 1-chome,
                        Chiyoda-ku, Tokyo 100-0005, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:
                         Form 20-F [X]     Form 40-F [ ]


                Indicate by check mark whether the Registrant by
              furnishing the information contained in this form is
                 also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.
                               Yes [ ]     No [X]

                          Table of Documents Submitted
Item


1. Announcement regarding share repurchases from the market, dated September 12, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         KABUSHIKI KAISHA MILLEA HOLDINGS
                                         (Millea Holdings, Inc.)


September 12, 2005                   By:    /s/ TAKASHI ITO
                                         -------------------------------------
                                         General Manager,
                                         Corporate Legal Department

                                                                          Item 1
(English translation)

                                                              September 12, 2005
Millea Holdings, Inc.
2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

            Announcement regarding share repurchases from the market
            --------------------------------------------------------

Millea Holdings, Inc. (the "Company") announced that it has repurchased its own shares from the market, pursuant to the resolution of its board of directors dated June 28, 2005.

The Company also announced that on September 12, 2005 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1. Details of the share repurchases made pursuant to the June 28, 2005 resolution

     (a)  Period in which repurchases were made:
           From June 29, 2005 through September 9, 2005.

     (b)  Number of shares repurchased:
           12,904 shares.

     (c)  Aggregate purchase price of shares:
           19,999,350,000 yen.

     (d)  Method of repurchase:
           Purchased through the Tokyo Stock Exchange.

2. Details of the share repurchases to be made pursuant to the September 12, 2005 resolution

(1)  Reasons for the repurchases of shares

     The Company intends to repurchase its own shares in order to implement flexible financial policies.

(2)  Details of the repurchases of shares

     (a)  Class of shares to be repurchased:
           Common stock of Millea Holdings, Inc.

     (b)  Aggregate number of shares to be repurchased:
           Up to 4,000 shares.
           (Approximately 0.2% of total issued shares.)

     (c)  Aggregate purchase price of shares:
           Up to 4.8 billion yen.

     (d)  Period in which repurchases may be made:
           From September 13, 2005 through October 7, 2005.


(For reference)

     Details of the resolution made at the meeting of the board of directors held on June 28, 2005 are as follows.

     (a)  Class of shares to be repurchased:
           Common stock of Millea Holdings, Inc.

     (b)  Aggregate number of shares to be repurchased:
           Up to 17,500 shares.
          (Approximately 1.0% of total issued shares.)

     (c)  Aggregate purchase price of shares:
           Up to 20 billion yen.

     (d)  Period in which repurchases may be made:
           From June 29, 2005 through September 9, 2005.


For further information, please contact:
Toshihiko Aizawa
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341